UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
General Moly, Inc.

(Name of Issuer)
Common Stock, par value $0.001

(Title of Class of Securities)
370373102

(CUSIP Number)
December 17, 2008

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐ Rule 13d-1(b)
☑ Rule 13d-1(c)
☐ Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(page 1 of 9)

SCHEDULE 13G

CUSIP No.	370373102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ArcelorMittal S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		0

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,256,699 shares

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH:	8	SHARED DISPOSITIVE POWER

		8,256,699 shares

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	8,256,699 shares

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	11.49%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	HC

(page 2 of 9)

SCHEDULE 13G

CUSIP No.	370373102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) ArcelorMittal Treasury SNC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

France

	5	SOLE VOTING POWER

NUMBER OF		0*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0*

WITH:	8	SHARED DISPOSITIVE POWER

0*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

0.0%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	On December 17, 2008, ArcelorMittal Treasury SNC (“ArcelorMittal Treasury”), a wholly owned indirect subsidiary of ArcelorMittal S.A. (“ArcelorMittal”), sold all of its shares of common stock, $0.001 par value per share (the “Common Stock”) of General Moly, Inc. (the “Issuer”) to AMO Holding 7 S.A. (“AMO Holding”), another wholly owned indirect subsidiary of ArcelorMittal. Accordingly, ArcelorMittal Treasury no longer beneficially owns any shares of Common Stock of the Issuer.

(page 3 of 9)

SCHEDULE 13G

CUSIP No.	370373102

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) AMO Holding 7 S.A.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Luxembourg

	5	SOLE VOTING POWER

NUMBER OF		0*

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		8,256,699 shares*

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0*

WITH:	8	SHARED DISPOSITIVE POWER

8,256,699 shares*

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

8,256,699 shares*

10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.49%*

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	On December 17, 2008, ArcelorMittal Treasury sold all of its shares of Common Stock of the Issuer to AMO Holding. Accordingly, AMO Holding beneficially owns the shares of Common Stock of the Issuer set forth in this Schedule 13G.

(page 4 of 9)

The information set forth herein regarding percentages of beneficial ownership is based upon the number of shares of Common Stock of the Issuer outstanding as of October 27, 2008, as reported in the Issuer’s Quarterly Report on Form 10-Q for the Quarter ended September 30, 2008.
Item 1.
(a) Name of Issuer: General Moly, Inc.
(b) Address of Issuer’s Principal Executive Offices: 1726 Cole Boulevard, Suite 115, Lakewood, CO 80401
Item 2.
(a)	Name of Person Filing:
(1) ArcelorMittal S.A.
(2) ArcelorMittal Treasury SNC
(3) AMO Holding 7 S.A.
(b)	Address of Principal Business Office or, if none, Residence:
(1) 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg
(2) 1 à 5, rue Luigi Cherubini, Saint Denis 93200, St. Denis, France
(3) 19, Avenue de la Liberté, L-2930 Luxembourg, Grand Duchy of Luxembourg
(c)	Citizenship:
(1) Luxembourg
(2) France
(3) Luxembourg
(d)	Title of Class of Securities: Common Stock

(e)	CUSIP Number: 370373102
Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13(d)-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

(page 5 of 9)

Item 4. Ownership.
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)	Amount Beneficially Owned: 8,256,699

(b)	Percent of Class: 11.49%

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote: 0

(ii)	shared power to vote or to direct the vote: 8,256,699

(iii)	sole power to dispose or to direct the disposition of: 0

(iv)	shared power to dispose or to direct the disposition of: 8,256,699
Item 5. Ownership of Five Percent or Less of a Class.
     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☑.
     On December 17, 2008, ArcelorMittal Treasury sold all of its shares of Common Stock of the Issuer to AMO Holding. Accordingly, ArcelorMittal Treasury no longer beneficially owns any shares of Common Stock of the Issuer.
Item 6. Ownership of More than Five Percent on Behalf of Another Person.
     No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Common Stock held by the filing persons.
Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
     Not applicable.
Item 8. Identification and Classification of Member of the Group.
     Not applicable.
Item 9. Notice of Dissolution of Group.
     Not applicable.

(page 6 of 9)

Item 10. Certification.
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:

December 19, 2008	ARCELORMITTAL S.A.

/s/ Egbert Jansen Name: Egbert Jansen
Title: Authorized Representative

/s/ Christophe Cornier

Name: Christophe Cornier
Title: Authorized Representative

ARCELORMITTAL TREASURY SNC

/s/ Albert Rinen

Name: Albert Rinen
Title: Permanent Representative of the majority- owner manager of ArcelorMittal Treasury SNC

/s/ Thierry Royer

Name: Thierry Royer
Title: Director

AMO HOLDING 7 S.A.

/s/ Alain Gilniat

Name: Alain Gilniat
Title: Director

/s/ Egbert Jansen

Name: Egbert Jansen
Title: Director

(page 7 of 9)

EXHIBIT A
JOINT FILING AGREEMENT
     The undersigned hereby agree that the Statement on Schedule 13G, dated December 19, 2008, with respect to the shares of common stock, $0.001 par value per share, of General Moly, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the 19th day of December, 2008.

ARCELORMITTAL S.A.

/s/ Egbert Jansen Name: Egbert Jansen
Title: Authorized Representative

/s/ Christophe Cornier

Name: Christophe Cornier
Title: Authorized Representative

AMO HOLDING 7 S.A.

/s/ Alain Gilniat

Name: Alain Gilniat
Title: Director

/s/ Egbert Jansen

Name: Egbert Jansen
Title: Director

(page 8 of 9)

EXHIBIT B
JOINT FILING AGREEMENT
     The undersigned hereby agree that the Statement on Schedule 13G, dated December [7], 2007, with respect to the shares of common stock, par value $0.001 per share, of General Moly, Inc. is, and any amendments thereto executed by each of us shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and that this Agreement shall be included as an Exhibit to the Schedule 13G and each such amendment. Each of the undersigned agrees to be responsible for the timely filing of the Schedule 13G and any amendments thereto, and for the completeness and accuracy of the information concerning itself contained therein. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.
     IN WITNESS WHEREOF, the undersigned have executed this Agreement as of the [7]th day of December, 2007.

ARCELORMITTAL S.A.

/s/ Eldert Sjoerd de Vries Name: Eldert Sjoerd de Vries
Title: Authorized Representative

/s/ Alain Bouchard

Name: Alain Bouchard
Title: Authorized Representative

ARCELORMITTAL TREASURY SNC

/s/ Eldert Sjoerd de Vries

Name: Eldert Sjoerd de Vries
Title: Director

(page 9 of 9)